Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Encore Capital Group, Inc. (the “Company”). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 4, 2021, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Encore Capital Group, Inc.

Notice of Offer to Purchase for Cash

Shares of its Common Stock

For an Aggregate Purchase Consideration of no more than $300 Million

At a Purchase Price Not Less Than $52.00 Per Share and Not More Than $60.00 Per Share

Encore Capital Group, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash shares (the “shares”) of its common stock, par value $0.01 per share (the “common stock”), pursuant to a modified “Dutch auction” whereby stockholders may tender shares: (i) at prices specified by the tendering stockholders of not less than $52.00 and not more than $60.00 per share (“Auction Tenders”), or (ii) at the Purchase Price (as defined below) determined as described herein (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the offer to purchase, dated November 4, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company is offering to purchase for cash shares having an aggregate purchase consideration under the Offer (“Aggregate Purchase Consideration”) of no more than $300 million.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. (NEW YORK CITY TIME) ON DECEMBER 2, 2021, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR OTHERWISE TERMINATED.

The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to a number of other conditions specified in the Offer to Purchase.

THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF THE COMPANY, THE COMPANY’S BOARD OF DIRECTORS, THE DEALER MANAGER (AS DEFINED BELOW), THE DEPOSITARY (AS DEFINED BELOW) OR THE INFORMATION AGENT (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO THE COMPANY’S STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH STOCKHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. NEITHER HAS THE COMPANY AUTHORIZED

ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY WILL TENDER THEM. IN DOING SO, STOCKHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE INTO, THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSE AND EFFECTS OF THE OFFER. STOCKHOLDERS ARE URGED TO DISCUSS THEIR DECISIONS WITH THEIR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER.

The Company’s Board of Directors determined that it is in the best interests of the Company and its stockholders to repurchase shares of its common stock at this time pursuant to the Offer. Consistent with the Company’s capital allocation priorities, the Offer creates an opportunity to drive long-term stockholder value through the accretive return of excess cash generated by the business while maintaining a strong balance sheet position. The modified “Dutch auction” tender offer set forth in the Offer to Purchase is a mechanism that will provide stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Conversely, the Offer also affords stockholders the option not to participate and, thereby, to increase their relative ownership interest in the Company if the Offer is consummated.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $52.00 and not more than $60.00 per share (in increments of $0.25), at which they are willing to tender their shares to the Company in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $52.00 and not more than $60.00 per share, that it will pay for all shares purchased in the Offer, taking into account the number of shares tendered and the prices specified by stockholders tendering shares pursuant to Auction Tenders and the number of shares tendered pursuant to Purchase Price Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $52.00 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. Stockholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. The Purchase Price will be the lowest price per share of not less than $52.00 and not more than $60.00 per share that will enable the Company to purchase the maximum number of shares validly tendered pursuant to the Offer and not validly withdrawn having an Aggregate Purchase Consideration not exceeding $300 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the Purchase Price determined by the Company for the shares is less than the price selected by the stockholder. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. Any stockholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn, as described in the Offer to Purchase.

As of October 28, 2021, the Company had 29,271,730 shares of common stock issued and outstanding. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $52.00 per share, the minimum price per share pursuant to the Offer, the Company would purchase 5,769,230 shares pursuant to the Offer, which would represent approximately 19.7% of the Company’s outstanding common stock as of October 28, 2021.

Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $60.00 per share, the maximum price per share pursuant to the Offer, the Company would purchase 5,000,000 shares pursuant to the Offer, which would represent approximately 17.1% of the Company’s outstanding common stock as of October 28, 2021.

If the conditions to the Offer have been satisfied or waived and shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an Aggregate Purchase Consideration exceeding $300 million, the Company will purchase shares in the following order of priority:

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first, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), as indicated by completing the section entitled “Odd Lots” in the Letter of Transmittal or, in the case of a book-entry transfer, an Information Agent’s message and, if applicable, in the Notice of Guaranteed Delivery;

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second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an Aggregate Purchase Consideration of $300 million; and

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third, only if necessary to permit us to purchase shares resulting in an Aggregate Purchase Consideration of $300 million, shares validly conditionally tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, by random lot, to the extent feasible (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time).

If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

If proration of tendered shares is required, the Company will determine the proration factor promptly following the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for purchase, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary, of its acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC, (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Information Agent’s message, and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, and to postpone payment for shares, upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for shares that the Company has accepted for payment is limited by Rule 13e-4(f)(5) and 14e-1 under the Exchange Act, which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

In accordance with the rules of the Securities and Exchange Commission (the “SEC”), in the event that shares having an Aggregate Purchase Consideration of more than $300 million are validly tendered at or below the Purchase Price, the Company may, at its option, accept for payment an additional number of shares of common stock not to exceed 2% of the total number of shares of common stock outstanding (exclusive of any shares of common stock held by or for the Company’s account or by or for the account of any of the Company’s subsidiaries) without extending the Expiration Time. Unless otherwise expressly stated, information in the Offer to Purchase assumes that no such additional shares of common stock will be purchased. The Company also expressly reserves the right, in its sole discretion, to amend the Offer to purchase additional shares, subject to applicable law.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or emailed notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase, or at the email address in the Notice of Guaranteed Delivery, and any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn, the price at which such shares were tendered (if an Auction Tender is being withdrawn) and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares. A stockholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, and such determination will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, Credit Suisse Securities (USA) LLC, the dealer manager for the Offer (the “Dealer Manager”), the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, U.S. stockholders will be subject to U.S. federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares will generally be treated either as (1) a sale or exchange eligible for gain or loss treatment if certain requirements (described in Section 14 of the Offer to Purchase) are satisfied or (2) a distribution in respect of stock from the Company if those requirements (described in Section 14 of the Offer to Purchase) are not satisfied. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other documents relating to the Offer should be directed to the Information Agent. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

If delivering by hand, express mail, courier, or other expedited service:

American Stock Transfer & Trust Co., LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

By mail: American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Stockholders

Toll Free:    (866) 785-7395

International:    (781) 575-2137

The Dealer Manager for the Offer is:

Eleven Madison Avenue

New York, NY 10010

Toll-Free: (800) 318-8219